GMEX Robotics Corporation

Physical AI. Engineered for Deployment.


PHYSICAL AI

Safe Harbor Statement

This presentation of GMEX Robotics Corporation ("GMEX" or the "Company") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this presentation, including statements regarding the Company's future results of operations and financial position, business strategy, plans, and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause actual results, performance, or achievements to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements.

Forward-looking statements may include, without limitation, statements about: the failure to secure adoption of and/or increase the number of customers for the Company's products and services; the failure to comply with or obtain regulatory, corporate or third-party laws, regulations, contract terms or terms of use; the failure to protect the Company's intellectual property rights while ensuring no aspect of related products or services infringe on the intellectual property rights of other parties; the possibility that anticipated strategic, technological or financial benefits of anticipated transactions may not be realized or may take longer to realize than expected; risks associated with integrating, developing, testing and commercializing acquired or produced technology, including as a result of the MediaMeta transaction; the need for financing to advance the Company's products and services from developing and testing to commercialization; risks related to the ability of the Company to secure necessary components for the Company's products and services from third parties; the early-stage and evolving nature of the Company's technologies; risks related to the introduction of competing products and services that are or are perceived to be superior to the Company's; data privacy, cybersecurity, artificial-intelligence and cross-border regulatory risks; the generally competitive and rapidly evolving nature of the artificial-intelligence and robotics industries; macroeconomic and market conditions; and other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws. Past performance is not indicative of future results. Investors should not place undue reliance on forward-looking statements.

The information in this presentation speaks only as of August 11, 2026. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or other information.

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Certain statements contained in this presentation relate to the historical experience of our management team and their affiliates and investments. An investment in the Company is not an investment in any of our management team's past investments, companies or funds affiliated with them. The historical results of these persons, investments, companies, funds or affiliates is not necessarily indicative of future performance of the Company.

WHO WE ARE

About GMEX Robotics Corporation

GMEX Robotics Corporation (formerly Fitell Corporation) is evolving from its legacy fitness-equipment business into the development and commercialization of AI-powered robotics and intelligent-automation solutions. The Company seeks to apply experience in hardware, motion and biomechanics to robotics designed for commercial environments.

A strategic evolution from precision fitness hardware to intelligent robotic systems.

NASDAQ: GMEX

Sydney HQ, Australia

The Problem Is Universal — and Expensive

Many operators across industries face similar operational pressures. Costs of inaction can compound over time.

Staffing gaps disrupt operations daily

Repetitive tasks slow throughput

Inconsistent output hurts quality and customer experience

Traditional automation is too expensive or too complex

Operators need reliability, consistency, and predictability

Not more technology that requires a team of engineers to maintain.

Early automation adopters may gain a competitive edge, though outcomes vary.

Results vary by operator, application, and market conditions.

The Physical AI Moment Is Here

The convergence of AI, robotics, and labor economics is creating an urgent, industry-wide demand for automation that works today.

GMEX Robotics

2.1M

Manufacturing jobs unfilled in the US alone by 2030

Source: Deloitte

67%

Of hospitality operators report labor shortages as top operational challenge

Source: National Restaurant Association 2024

$165B

Global robotics market projected by 2030, up from $62B in 2023. The physical AI / humanoid segment is growing even faster -- $1.4B (2024) to $11B (2030), ~43% CAGR.

Source: IFR World Robotics 2024

Now

Robotics is shifting from pilot programs to full production deployments across every industry

The automation inflection point has arrived

Many operators are now evaluating not just whether to automate, but how and when. Market data is third-party and not independently verified.

The GMEX Platform

Intelligent automation engineered for real-world commercial operations.

Physical AI Robots

Purpose-built robots combining advanced hardware with embedded AI, designed to support smooth, repeatable deployments.

Full-Stack Platform

GMEX is developing an integrated platform intended to combine robotic hardware, AI inference, and fleet-management capabilities. Certain functions remain in development.

No-Code Deployment

Designed for operators, not engineers. Whoever's already running the business is intended to be able to operate a GMEX robot without specialized robotics expertise.

Fleet Intelligence

GMEX intends for deployed robots to contribute data that may help improve fleet performance over time, subject to customer data-sharing agreements.

GMEX is advancing intelligent automation from concept toward production deployment.

The Core Platform: Terminal + Brain ("Intelligence")

GMEX Robotics

Robotics hardware and an AI routing layer, forming one closed-loop, self-reinforcing intelligence system.

T

TERMINAL

The physical robot

- Targeting deployment of hardware across customer sites
- High-frequency sensors capturing real-world data
- Built on decades of precision manufacturing expertise

⇄

B

BRAIN

The AI intelligence layer

- Designed to route perception, navigation & task models in real time
- Intended to learn from data across deployed robots, subject to customer data agreements
- Intended to support a shift toward recurring software revenue over time

Every deployment makes the Brain smarter — and a smarter Brain makes the next Terminal more valuable.

The AI Stack Behind Every Deployment

GMEX Robotics

1 **Social Intelligence — via MediaMeta.Ai**
Human-behavioral modeling capability many robotics AI systems do not currently offer — to be licensed to GMEX at MediaMeta.Ai closing.
KEY DIFFERENTIATOR

2 **Perception & Vision**
Recognizes objects, surfaces, and environments in real time — the sensory layer that lets every GMEX robot see and interpret its workspace.

3 **Core Robotics Intelligence**
Plans safe paths, avoids obstacles, and executes vertical-specific task sequences — like the cooking workflows in 2F Culinary deployments today.

4 **Fleet Learning & OTA Updates**
Every deployed robot feeds data back into the platform — so the entire fleet gets smarter with each new site, not just the one that generated the data.

Four named capabilities, not a buzzword — led by a social intelligence layer GMEX believes few robotics companies currently offer.

2F Culinary AI — Commercial Kitchen Platform

GMEX Robotics

GMEX Robotics unveiled the 2F Culinary AI in December 2025 — a commercial kitchen robotics platform designed to support configurable recipes and portioning for commercial kitchens.

Personalized Meals
— Let operators offer configurable, AI-assisted recipes for guests

Consistent Every Time
— Designed to reduce variability in food preparation

Reduces Labor Dependency
— Designed to reduce need for continuous staff supervision, subject to site/food-safety rules

First Commercial Order Signed
— AU$4.2M agreement (Mar 2026); delivery underway



2F Culinary AI — Cooking Robotics Platform | gmexrobotics.com

"First product. First order. In delivery."

Initial Commercial Progress

GMEX unveiled its Cooking Robotics Platform in December 2025, then secured its first commercial agreement — an AU$4.2 million deal — in March 2026.

1 First Commercial Agreement Signed

AU$4.2 million agreement signed in March 2026 with a major Australian hospitality group — our first purchase order is already in delivery.

2 All-in-One Kitchen Robots

Designed to handle full culinary workflows in commercial kitchen environments with consistent, repeatable output every service.

3 Intelligent Culinary Robotics System

AI-driven system that adapts to kitchen conditions, reducing dependency on hard-to-retain kitchen staff while maintaining food quality standards.

4 Reduces Labor Intensity

Addresses the structural labor shortage in food service by automating repetitive, high-volume kitchen tasks without compromising quality.

5 Market Opportunity

Global food robotics market projected to grow from $1.81B (2023) to $6.81B by 2030 (20.6% CAGR) — driven by labor costs, turnover, and demand for consistency across food service.

Source: Grand View Research, Food Robotics Market Report, 2024–2030.

6 Full-Workflow Differentiation

Unlike single-task point solutions, GMEX handles complete culinary workflows with deep personalization — backed by real customer relationships and delivery experience already underway.

GMEX Robotics

Potential Expansion Verticals

Where GMEX goes next -- new industries, same platform.

Same AI-and-hardware platform, same playbook -- new environments.

Transportation & Logistics | Industrial Automation | Resources Exploration

GMEX is evaluating these as potential applications of its developing platform. Entry into any vertical will require additional development, validation, funding, partnerships and customer adoption.


PHYSICAL AI

Transportation & Logistics

TARGET MARKET

GMEX Robotics

A priority expansion vertical for the GMEX platform — where physical AI is set to extend into warehouse, fulfillment, and last-mile delivery operations. It shares the same sensing, autonomy, and fleet-intelligence stack built for 2F Culinary.

Warehouse & Fulfillment Automation

Robotic systems designed to automate picking, packing, sorting, and movement within fulfillment centers and distribution hubs — targeting reduced manual handling, higher throughput, and consistent operation across shifts.

Intelligent Inventory Management

AI-driven inventory tracking and movement, with robots designed to monitor, locate, and manage stock in real time — reducing shrinkage and improving order accuracy.

Last-Mile & Final Delivery

Robotic platforms planned for last-mile logistics where traditional automation falls short — targeting the highest-cost, highest-variability segment of the delivery chain.

One of the largest, fastest-automating segments in the global economy: the logistics automation market is projected to grow from ~$88B in 2025 to ~$261B by 2034 (12.8% CAGR), with warehouse robotics scaling from ~$6.5B to ~$25B over the same period.

Market figures: Fortune Business Insights — Logistics Automation Market and Warehouse Robotics Market, 2025.

Collaborative & Industrial Automation

TARGET MARKET

GMEX Robotics

GMEX brings AI-powered collaborative robotics to industrial environments — designed to work alongside people safely and intelligently. It's a natural extension of the same AI-and-hardware platform, applied to factory floors facing labor and safety pressure. Potential target customers may include larger industrial manufacturers.

Advanced Force-Torque Sensors

Precision sensing that allows robots to detect and respond to physical contact and resistance in real time. Intended to support human-robot collaboration, subject to risk assessment.

AI Path Planning & Navigation

Intelligent navigation systems that allow robots to plan and adjust movement paths autonomously in dynamic, real-world industrial environments.

Simplified No-Code Programming

Operators configure and deploy GMEX robots without engineering expertise. Designed for the people who run operations, not robotics specialists.

Digital Twins & Simulation

Virtual replicas of robotic systems and environments used to test, optimize, and validate automation workflows before physical deployment.

AI & Machine Learning Integration

Continuous learning from operational data improves robot performance over time across the fleet.

Designed for industrial environments — intelligent and operator-friendly; safety depends on application-specific risk assessment, installation and complianc

Resources Exploration & Excavation

TARGET MARKET

GMEX Robotics

GMEX is evaluating whether elements of its developing robotics platform could be adapted for navigation and task execution in remote or GPS-constrained environments.

WHAT MAKES THIS DIFFERENT

Resources exploration operates in environments that are too dangerous, remote, or unpredictable for human workers or conventional automation. GPS-denied terrain, extreme conditions, and precision extraction requirements demand a new class of intelligent robotics. GMEX does not currently claim a commercially available mining or excavation product; this remains a development objective.

GMEX CAPABILITIES IN THIS DOMAIN

- **Precision Mining Technology** — robotic systems for accurate, selective extraction in mining and resource environments.
- **Transportation & Material Hauling** — autonomous movement of materials across challenging terrain without GPS dependency.
- **GPS-Denied Terrain Operations** — full navigation and operational capability in environments where GPS signals are unavailable or unreliable.
- **Selective Precision Extraction** — targeted extraction technology intended to help reduce waste and environmental impact

Resources exploration is a potential long-term application area that GMEX is evaluating.

From Fitness Hardware to Physical AI Robotics

GMEX Robotics

A deliberate strategic evolution — applying decades of hardware and motion expertise to the next frontier of intelligent machines.

▶ WE ARE HERE

IPO	2025	Dec 2025	2026	2027+
Fitell Corporation (2023)	**Strategic Pivot**	**2F Culinary AI Introduced**	**Platform Expansion**	**Scale & Fleet Intelligence**
Precision fitness equipment, biomechanics data & hardware supply chain built.	Rebrands as GMEX Robotics (Nasdaq: GMEX), effective March 2026. Hardware & motion expertise applied to physical AI.	Cooking robotics platform unveiled — first commercial order followed in 2026.	Transport & Logistics, Collaborative Industrial, Resources Exploration under evaluation. Proposed 30% MediaMeta equity stake (Jul 2026), subject to closing. 247meta.ai launch planned Sept 2026.	Multi-vertical fleet deployments. AI subscription layer scaling. Core physical AI infrastructure.

Business Model: Simple. Scalable. Repeatable.

Three interlocking revenue streams designed to grow with every deployment.

1 Robotics Units

Revenue from the sale or placement of GMEX physical robots. Every deployment is a new revenue event — and a new data point that improves the platform.

Hardware Revenue

2 Software & Fleet Intelligence

Ongoing software subscription layer managing robot operations, performance, and intelligence. Scales with fleet size — more robots, more recurring revenue.

Recurring SaaS Revenue

3 Support & Services

Deployment services, maintenance, and operational support packages. Intended to build long-term customer relationships with every operator.

Services Revenue

Consumer · Transportation & Logistics · Industrial Automation · Resources Exploration · GMEX Platform

The same platform, business model, and revenue streams repeat across every new vertical GMEX enters.

Traction and Momentum

GMEX has moved from R&D into real commercial contracts — with a growing expansion pipeline behind it.

GMEX Robotics

First Commercial Contract Signed

AU$4.2 million agreement signed with a major Australian hospitality group — March 2026.

Customer Issued Initial Purchase Order

Initial order of Bon Vivant 3.0 units (~AU$504K) placed in May 2026 — delivery to the customer is underway now.

Scaled Commitment

The agreement covers a minimum of 50 kitchen robot units across the customer's hospitality venues, including major airport locations.

Expansion Pipeline Forming

Business-development discussions in transportation & logistics, industrial automation, and resources exploration as potential future platform expansion opportunities; these discussions are exploratory and non-binding.

Product Milestones on Track

The 2F Culinary robot has reached commercial readiness.

U.S. Market Entry Underway

GMEX is building its North American presence, with US operations underway.

Initial commercial traction is established. Next: deliver, expand, repeat.

MediaMeta.Ai Acquisition *(Subject to Closing Conditions)*

Definitive agreement to acquire a strategic equity stake in MediaMeta.Ai, advancing GMEX's Terminal + Brain platform.

GMEX Robotics

Definitive Agreement Signed

Share purchase agreement executed July 28, 2026 with Alpha Meta AI Pte. Ltd. (MediaMeta.ai), subject to customary closing conditions.

Initial 30% Equity Stake

Initial acquisition of a 30% fully diluted equity interest in the Issuer, funded with cash and GMEX common shares.

Path to Controlling Interest

Option to acquire additional shares toward a controlling interest, exercisable during the 24 months following closing, subject to performance conditions, approvals and post-closing diligence.

Contractual Make-Good Benchmark

Contractual make-good benchmark: more than USD $52.6 million in aggregate Issuer revenue during the five years following closing. This is not GMEX revenue guidance and is not guaranteed.

Exclusive Technology License

Perpetual, exclusive, royalty-free license covering MediaMeta's IP, software, AI systems, models, and robotics-related data.

Advancing Social Intelligence

MediaMeta's social-intelligence AI and human-behavioral modeling is intended to complement GMEX's Terminal + Brain platform. There can be no assurance the transaction will close.

Product Roadmap — Next 12 to 18 Months

Illustrative management targets across product, market, and geography. See Slide 2 for important information.

GMEX Robotics

	NOW — Q3 2026	Q4 2026 — Q1 2027	Q2 2027 AND BEYOND
	ACTIVE **Deploy and expand 2F Culinary in initial sites** Live commercial deployments underway	NEXT **Culinary expansion to new sites and geographies** Australia + international pipeline	HORIZON **Culinary fleet at scale across multiple operators** Multi-operator platform intelligence layer
	To be Developed **Business development in transportation and logistics** Discussions are exploratory and non-binding	NEXT **First transportation and logistics deployments** Revenue-generating vertical diversification	HORIZON **Industrial automation & resources entry** Platform extended into high-growth segments
	ACTIVE **Real-world data feeding product improvements** Closed-loop deployment learning cycle	NEXT **Fleet intelligence enhancements and OTA updates** Over-the-air continuous improvement	HORIZON **Next-gen product development from deployment learnings** Data-driven hardware and AI evolution
	ACTIVE **Building US partnerships and commercial relationships**	NEXT **US pipeline converting to deployments** Pipeline to revenue conversion in North America	HORIZON **US as primary growth market alongside Australia** Dual-hemisphere platform at scale

Active milestone Planned milestone

This roadmap represents current plans and is subject to change. Forward-looking statements are not guarantees of future performance.

Investment Highlights

1. **Integrated Terminal + Brain Platform**
   Robotics hardware plus AI routing layer forming a closed-loop embodied intelligence system.

2. **Multi-Model Intelligence Strategy**
   Dynamic model routing across navigation, vision, interaction, and vertical AI use cases.

3. **Hardware-Driven Data and Distribution Advantage**
   Deployed robots act as high-frequency inference nodes generating continuous real-world data.

4. **Intended Recurring Revenue Model**
   Transition from hardware sales to subscriptions, OTA updates, and usage-based AI services.

5. **Long-Term Strategic Positioning**
   Management believes data from deployments and platform integration may support durable competitive positioning over time.

Management Team

Operators with deep experience in technology, finance, and global market development.

Yinying (Sam) Lu

CEO & Director

CEO since October 2023, has been working with the business since 2017, scaling customer base from 60,000 to over 100,000 members. Proven operator with large-scale enterprise experience..

Chun Wai Edwin Tam

Chief Financial Officer

Over 20 years in accounting, auditing, and treasury. Fellow member of the Hong Kong Institute of CPAs and ACCA. Member of the Chartered Governance Institute UK.

Jack Zeng

Head of Technology

Driving commercialization and partnerships. Founded and scaled technology ventures.

Brian Hartzband

President, US Operations

Leads United States business operations, commercial partnerships, and North American market development. Former roles at TEKsystems, UBS Financial Services, and Merrill Lynch.

Board of Directors

Experienced governance spanning capital markets, law, operations, and finance.

Jieting Zhao
Director

Background in e-commerce and FMCG operations. Executive experience at General Dynamics. Master of Information Systems, University of Wollongong.

Lawrence W. Leighton
Independent Director

Capital markets career spanning Chase Investment Bank and Bear Stearns. Educated at Princeton and Harvard. Public company advisory experience.

Jun Wu
Independent Director

Former executive at ASX-listed Victor Group. Experience at JP Morgan, UBS, and Macquarie. Asia-Pacific capital markets experience.

Daniel J. Ross
Independent Director

Former Senior Vice President and Deputy General Counsel, Coach Inc. Former General Counsel, Tandy Leather. Yale BA, University of Chicago Law JD.

Why Invest in GMEX Robotics

Six reasons GMEX is positioned to lead the physical AI robotics market.

1 The Timing Is Right

Structural labor shortages. Automation that works today.

2 Nasdaq-Listed and Transparent

Files annual reports on Form 20-F and reports material developments on Form 6-K. Interim financial information may be unaudited.

3 First Commercial Contract Signed

AU$4.2M signed — first order already in delivery.

4 Four Addressable Domains, One Platform

Consumer (active); logistics, industrial, resources (potential expansion areas).

5 Experienced Leadership

Deep tech, capital-markets, and governance experience.

6 Early-Stage Market Position

Entering the culinary robotics category with initial commercial traction.

The Physical World Is Getting Smarter.

GMEX Robotics is working to advance it.

Brian Hartzband
President, US Operations
brian@gmexrobotics.com

See Slide 2 for important information and cautionary statements.


PHYSICAL AI